Our Firm

Broadview Advisors LLC is a registered investment advisor which focuses on bottom-up fundamental research analysis as a basis for portfolio management. Following [our philosophy](), we invest in companies that are under-followed by Wall Street. We strive to provide our clients results based upon our diligent effort to understand the companies in which we invest.

Located in Milwaukee, Wisconsin, Broadview was founded by partners Richard E. Lane, CFA and Glenn W. Primack in May 2001. Rick has been the portfolio manager for the FMI Focus Fund since its inception in December 1996. Together with Glenn, they continue to manage the fund through a sub-advisory agreement.

We offer investment services to accommodate three types of investor. For the retail investor, we manage the FMI Focus Fund. For institutions we provide the option of separate account management. For the high-net-worth individual, we offer an alternative investment strategy or a separate account. In each of these cases the strategy reflects our philosophy of owning companies, not stocks.

Our People

We believe in leveraging the experience, education, and expertise of our team when analyzing companies. While each industry has a primary analyst covering it, we encourage all of our colleagues to get involved in the process. Whether it is providing anecdotal support, supplying quantitative analysis, or discussing economic factors, we believe that peer input helps hone the analysis of a company.

A majority of our employees have "sell-side" experience, working for investment banking and institutional brokerage firms. We feel this puts us in an uncommon position. Their clients were money managers, allowing them the opportunity to learn intimately what worked or didn't work for a multitude of investors. Also, working on banking deals (mergers, acquisitions, and public offerings) sharpened the valuation discipline which we currently apply.



Richard E. Lane, CFA
Rick is President and a founding partner of Broadview Advisors. Rick is the primary portfolio manager on all products at Broadview Advisors LLC. He also is the primary research analyst for the Financial, Industrial, and Business Services industries.

Before the creation of Broadview, Rick worked at Fiduciary Management as the portfolio manager for the FMI Focus Fund. Through a sub-advisory agreement, Rick maintains management of the Fund. Prior to joining Fiduciary Management, Rick was an equity member of Cleary Gull alongside trader Rick Whiting. He honed his stock picking skills as a research analyst covering Financial Services and General Manufacturing. Prior to Cleary Gull, he worked for Stein Roe & Farnham, and First Wisconsin.

Rick attended the University of Wisconsin where he received his B.A. in Economics. He went on to receive an M.S. in Finance through the UW Applied Securities Program.

Rick enjoys spending spare time with his family outdoors and keeps active cycling, skiing, hiking and climbing.



Glenn W. Primack
Glenn is Executive Vice President and a founding partner of Broadview Advisors. He works alongside Rick Lane as a portfolio manager on the FMI Focus Fund and separate accounts. He further provides primary research in Energy and Technology Hardware sectors as well as assisting other analysts with responsibilities in Media and Telecommunication industries.

Glenn attended Colorado College where he earned his degree in Business, Economics and Spanish. Prior to entering the investment industry, he worked for ten years at Anixter Inc. in inventory/product management and financial planning. During this time, he attended the University of Chicago, earning an MBA degree with concentrations in Accounting, Finance and International Business.

Glenn cut his teeth in the investment world on the sell-side with the boutique brokerage firm Cleary Gull Reiland & McDevitt. In 1998, Rick Lane, along with Pat English and Ted Kellner of Fiduciary Management, convinced Glenn to join Rick as an analyst on the FMI Focus Fund. With the inception of Broadview, Glenn took on portfolio management duties alongside Rick.

In his spare time, Glenn likes to bowl with his twin boys. He is very active with the Lincoln Park Zoo in Chicago and sits on the Board of Education at his Synagogue.



Paul C. Baures
Paul joined Broadview in October of 2001. Paul's principal duties with Broadview include administration and client contact for the investment partnership, overseeing the technology infrastructure and website content maintenance, office organization, and marketing material design. Paul's expertise and contacts "in the field" are often utilized in the evaluation of companies in the technology sector.

Entering the investment industry in 1991, Paul previously worked in the institutional sales department of Cleary Gull. Prior to Cleary Gull, he worked on the buy-side for Uniplan Inc., M&I Investment Management, and Banc One Investment Advisors with duties in trading, operations and portfolio management support.

Paul has a Bachelor of Arts degree from the University of Wisconsin - Milwaukee in Philosophy and Economics. An avid musician, he enjoys spending free time playing keyboards and guitar, as well as building tube guitar amplifiers and digital audio workstations.



Edwin C. Ciskowski, CPA
Ed serves as the Research Coordinator at Broadview Advisors. Ed's specific areas of bottom-up responsibility include Healthcare and Financial Services.

Before joining Broadview as a consultant in 2005, Ed managed the Healthcare sector for Lincoln Equity Management for three years. Prior to joining Lincoln, Ed spent three years as an analyst and co-managed the large-cap core equity model portfolio for Credit Suisse Private Bank's ultra high net worth clients. Prior to moving to the buy-side in 2000, Ed spent nearly ten years as a sell-side analyst covering Financial and Business Services companies. Ed's additional experience includes several years of investment banking at First Chicago Capital Markets and a year of public tax accounting.

Ed holds a Masters in Accountancy from DePaul University, and a Bachelors degree in Business Administration from the University of Wisconsin-Milwaukee. He is a Certified Public Accountant.



Faraz Farzam, CFA
Faraz joined Broadview in 2001 as an analyst covering the Consumer and Technology sectors. Previously, he worked for Strong Capital Management covering the same sectors.

Faraz graduated from the University of Wisconsin in 1997 with a Bachelor of Science in Political Science. When he is not conducting intensive investment research, he can be found in his home recording studio where he dabbles in original music production.



Aaron J. Garcia, CFA
Aaron Garcia joined Broadview Advisors as an analyst in November of 2003. Before this, he worked at Stifel Nicolaus for two years as a junior analyst covering the Broadcasting sector. Aaron graduated from Rice University in 2001 with a Bachelor of Arts degree in Chemistry.

His sector responsibilities include Specialty and Commodity Chemicals, Media, and Healthcare. He currently resides in Milwaukee with his wife Susan and his dog Cody.



Ethan A. Hill
Ethan joined Broadview Advisors at the company's inception in 2001. His duties include trading, trading operations, human resources and accounting. Prior to joining Broadview, Ethan worked for Strong Capital Management and Summit Investment Management.

Ethan graduated from Arizona State University in 1990 with a Bachelor of Arts in Interdisciplinary Humanities. Away from the office, Ethan enjoys spending time with his wife and two children. When not coaching or cheering on his children in their endeavors, he enjoys participating in athletic and outdoor activities.



Owen L. Hill, Jr.
Born in Oklahoma City, Oklahoma, and due to a combination of World War II and his father's career in the Petroleum Business, Owen moved twenty-eight times prior to graduation from high school in Dallas, Texas, class of 1956. Owen is a graduate from the A&M College of Texas in 1960. He served in the U.S. Army, achieving the rank of Captain, Infantry USAR. Following his

service, Owen attended Marquette University Graduate School of Business while working at Loewi and Company, a regional stock brokerage firm as a Junior Security Analyst.

Owen became an Allied Member of the New York Stock Exchange in 1968. He served in numerous capacities for the next twenty-eight years, including Security Analyst, OTC Market Maker, Institutional Analyst/Salesman, and for ten years, manager of the Convertible Arbitrage Department at what had become Blunt, Ellis, and Loewi, a division of Kemper Securities Corp. In 1989, Owen joined Cleary Gull Reiland and McDevitt, working with Rick, Lane, Glenn, Primack, Rick Whiting, and Ed Ciskowski, all current associates at Broadview Advisors LLC.

Owen is involved with many operating aspects of Broadview Advisors, including Compliance, Finance and Marketing. Drawing upon his years of experience, he provides economic, quantitative, and fundamental input into the portfolio management process.



James M. Wenzler, CFA
Jim joined Broadview Advisors in December of 2006 as Director of Marketing and Client Service. He began his career in 1985 with Merrill Lynch and has worked in the investment consulting, plan sponsor and Trust business, having spent the last eight years as Senior Consultant at Alpha Investment Consulting Group, LLC. At Alpha Jim specialized in research on small cap managers throughout the U.S.

Jim graduated from the University of Wisconsin-Milwaukee in 1981 and earned his Chartered Financial Analyst (CFA) designation in 1994.

He is involved with various volunteer boards assisting with financial and investment advice. Jim enjoys spending time with his family and engaging in outdoor activities.



Richard J. Whiting
Rick began his career in the securities industry at Robert W. Baird & Co. in 1982. When Baird elected to revamp its institutional effort in 1987, Rick was one of the members that elected to form a competing enterprise, Cleary, Gull, Reiland, McDevitt and Collopy. He served as head trader through the formative years, leaving in 1994. Rick joined Vector Securities, an intensive investment banking franchise focused on healthcare and biotech industries. Vector's exponential growth came to the attention of Prudential Securities who purchased the firm in 1999.

Rick has been with Broadview since its inception, teaming with fellow Cleary Gull alumni Owen Hill, Glenn Primack and Rick Lane, to help create the enterprise. His experience on the "sell side" of Wall Street has been instrumental in fostering trading and transactional relationship with the brokerage community that is based on a mutual respect and understanding of the machinations involved in the intricacies of order execution and underwritten transactions. The expectations that Broadview places on the brokerage community are very high, and come with the understanding of what it asks.

When not at Broadview, Rick is riding herd on a family of five children with the capable help of his wife. She is a math teacher at Homestead High School, a graduate student at the University of Wisconsin Milwaukee and a teaching assistant at the university. Rick's only teaching is done as a certified Hunter Education instructor for the State of Wisconsin.

Mutual Funds

Broadview Advisors LLC manages the FMI Focus Fund through a sub-advisory agreement with Fiduciary Management, Inc. The information below is provided through a link to Fiduciary Management's website. If you have any questions regarding investment in the Focus Fund, please contact Mutual Funds Customer Service at 800-811-5311.

http://fmifunds.com/focus.html



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Managers hope fund cashes in on new computer chips

By KATHLEEN GALLAGHER
kgallagher@journalsentinel.com

Posted: Feb. 24, 2008

Sift through the silicon and it becomes apparent: The high-end computer chip landscape is changing dramatically.

It used to be that if you wanted to make anything from a factory automation platform to a car's entertainment system, you probably would choose to make an upfront investment of $35 million to $40 million and get it done by a company that makes application-specific integrated circuits, or ASICs. Then if it worked, you'd mass-produce it at a cost of about 50 cents a chip.

The number of transistors per square inch on integrated circuits has been doubling every 18 months, and the cost of producing chips has been going down as well. This phenomenon, called Moore's Law, was first observed by Intel co-founder Gordon Moore in 1965 when it was happening every two years. It has powered the competitiveness of a chip called a programmable logic device, or PLD.

PLDs have upfront costs that are a fraction of what customers pay with ASICs, said Richard E. Lane, lead portfolio manager for FMI Focus Fund and president of Broadview Advisors LLC in Milwaukee. They've historically been less popular because their mass production costs were much higher, but those costs have dropped to about $2 a chip, he said.

"PLDs will continue to take market share from ASICs. It's a huge long-term trend, and it has pretty attractive long-term growth potential," Lane said.

ASIC customers have to specify what they want and wait for a very costly engineering solution to be delivered, he said.

"The scary thing about the big, upfront cost is the risk that it might not do what you want it to do," said Faraz Farzam, a research analyst at Broadview.

PLD customers buy the chips and turn them over to their design engineers for programming. If they don't like the end result, they reprogram, Farzam said.

"You can on the fly reprogram that chip, whereas an ASIC is hard-coded. It does one thing and that's that," he said.

The ASIC market is at least five times the size of the PLD market, so there's "a lot to eat into," Lane said. Every

year PLDs take an average of 3% to 5% of market share from ASICs, Farzam added.

Historically used in business-to-business applications, as their costs decline, PLDs are being used in new end markets such as automobiles as well as consumer electronics such as high-definition televisions, said Glenn W. Primack, a Broadview analyst and co-manager on the FMI Focus Fund.

There are two competitors in the PLD market: **Altera Corp.** (ALTR) and **Xilinx Inc.** (XLNX). That makes the market a "virtual duopoly," with really high operating margins in the mid-20s, Lane said.

Broadview recently added to its position in Altera "significantly," making the company its biggest holding, he said.

One of the reasons for that move was Altera's decision to bring in several new executives: a chief financial officer from GE Corp. and a chief executive officer from LSI Logic, one of the biggest ASIC vendors.

"Tech companies have historically been long on dreams and short on reality," Lane said. "When they brought in these (executives), there was a real sea change in terms of how the company was being managed, both from an expense standpoint and a capital management standpoint."

Altera, like many other technology companies, was cash-heavy. But the new management team is redeploying that cash by buying back stock, Lane said. That's the right thing to do because Altera shares are close to their historic lows, he said.

"From our standpoint, this is a very low entry point," Lane said.

The biggest risk Farzam associates with Altera shares is the possibility that the sensitivity of a company like this to economic cycles might be exaggerated by the way vendors choose to manage their inventory.

"There's a lot of economic sensitivity here, so this stock would probably go down more in a bad economy and up more in a good economy," Lane said.

There's also a risk that a better technology will come along to replace PLDs, but that risk exists with any technology, and near-term there doesn't appear to be anything on the horizon, Primak said.

These shares could go as high as $25 in the next 12 to 18 months, Lane said.

Buy a link here

From the Feb. 25, 2008 editions of the Milwaukee Journal Sentinel